

05006727

BAA News release

82-33372

Embargoed until 0700hrs 15 March 2005

BAA preliminary results for the six months to 30 September 2004 restated under International Financial Reporting Standards

BAA, the world's leading airports company, today restates its six months results to 30 September 2004 in accordance with International Financial Reporting Standards (IFRS). This announcement is intended to assist investors and the wider financial community in understanding the impact of IFRS on BAA's statutory accounts in advance of formal adoption from 1 April 2005.

BAA's underlying business is unaffected by IFRS, however, there are a number of changes that will impact the income statement of the Group due to the recognition of:

- movements in values (gains and losses) related to derivative financial instruments;
- an additional interest charge in respect of convertible bonds;
- movements in investment property valuations; and
- an expense relating to the fair value of the cost of share-based remuneration schemes.

Overview of financial impact
Six months ended 30 September 2004

	IFRS unaudited	UK GAAP unaudited
Operating profit	£402m	£400m
Profit before tax	£353m	£363m
Earnings per share	23.2p	23.6p
Net assets	£5,291m	£5,181m

Margaret Ewing, Group Finance Director, BAA comments:

"Although IFRS is a new set of accounting rules, the strengths of our business are unchanged – we have great airport assets, growing passenger traffic and strong cash flow. IFRS will undoubtedly lead to some volatility in our statutory accounts. We will continue to base our management of the business on BAA's underlying economic position."

BAA will provide a restatement of its results for the full year to 31 March 2005 in June 2005.

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



To assist shareholders and the wider financial community in understanding the impact of IFRS on BAA, the following information is also available on BAA's website (www.baa.com/IFRS):

a) Appendix 1 - those accounting policies of the Group that have been revised under IFRS;
b) Appendix 2 - restated segmental information under IFRS for the six months ended 30 September 2004; and
c) Appendix 3 - detailed reconciliations, between UK GAAP and IFRS, of the consolidated income and cash flow statements for the six months to 30 September 2004 and balance sheets at 1 April 2004 and 30 September 2004, and an analysis of all adjustments.

The financial information included in this announcement and on our website (as referred to above) is unaudited and does not include any new information on current trading.

Media enquiries: Duncan Bonfield, BAA plc: tel + 44 (0)207 932 6654
City enquiries: Sarah Hunter, BAA plc: tel + 44 (0)207 932 6692

For further information on BAA plc see www.baa.com

- Ends -

Notes:

BAA IFRS Seminar – 15 March 2005

BAA plc is today briefing investors, analysts and other members of the financial community on its implementation of IFRS. The briefing will be webcast live at 9.30am (GMT) on BAA's website at www.baa.com/IFRS and an on-demand copy will be available later in the afternoon.

The financial information to be included in this briefing is unaudited and will not include any new information on current trading.



Preliminary unaudited restatement of financial information under International Financial Reporting Standards

Contents

Basis of Preparation

The financial information set out in this announcement has been prepared on the basis of the IFRS and International Accounting Standards (IAS) expected to be available for adoption by 1 April 2005. The European Commission has not yet endorsed all of the recent amendments to the Standards and Interpretations.

The basis of accounting and format of presentation of financial information in this announcement is subject to change following any interpretative guidance that may be issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC).

As the financial community gains more experience, and best practice and interpretative guidance develops, there may be consequential changes to the formats and approaches currently adopted in the IFRS restatements set out in the attached financial information.

The transition to IFRS necessitates the restatement of previously reported UK GAAP results, balance sheets and cash flow statements on and since 1 April 2004, (BAA's transition date), in order to provide comparative data for the 2005/06 quarterly financial statements and Annual Report.

Primary Financial Statements Format

The format of the IFRS primary financial statements contained within this announcement is prepared in accordance with IAS 1 – "Presentation of Financial Statements". The format of BAA's UK GAAP financial statements is governed by the Companies Act 1985. IAS 1 is not as prescriptive as the Companies Act 1985 in terms of the items to be disclosed in the primary financial statements, particularly in respect of the income statement.

The format of the IFRS primary financial statements is a particular area where changes may occur as further interpretative guidance is issued and best practice develops.

BAA has adopted a columnar approach to its income statement and sought to limit the number of differences between the UK GAAP and IFRS accounts presentation. The impact of fair value gains and losses on investment property and derivative financial instruments is shown in a separate column. This allows the presentation of the performance of the underlying business before these fair value gains and losses.

BAA's underlying cash position is unaffected by the transition to IFRS, however, there are a number of presentational differences arising in the cash flows reported under IAS 7 – "Cash Flow Statements". The cash flows themselves relate to movements in cash and cash equivalents (rather than just cash) and are classified under only three headings (operating, investing and financing). In addition, since certain items have been reclassified in the income statement and the balance sheet, their descriptions in the cash flow statement have also changed.

Segmental Information

Segmental reporting is addressed within IAS 14 - "Segment Reporting", which requires an enterprise to look to its organisational structure and internal reporting system to identify reportable segments. IAS 14 presumes that segmentation in internal financial reporting prepared for the Board should normally determine segments for external financial reporting purposes.

Airports are BAA's primary business segment. Consequently, the impact of IAS 14 is not significant but there are some slight changes to the segmental disclosure. Heathrow Airport now includes the Heathrow Express operations, the Scottish Airports are combined and the operations at Southampton and Naples Airports are combined, on the basis of materiality, into an "Other Airports" segment. Geographical segments are BAA's secondary reporting format.

The additional information accompanying the preliminary restated results at 30 September 2004 (as available on our website at www.baa.com/IFRS) includes restated interim segmental disclosure under IFRS. The three column disclosure used in the income statement would be adopted in the segmental reporting if there were items that warranted disclosure.

As required by IAS 14, BAA's full year IFRS financial statements at 31 March 2006 will also include details of assets, liabilities, capital expenditure, depreciation and other non cash income statement items by business segment and capital expenditure and assets by geographical segment.

The segmentation of BAA's business differs to that of certain other airport operators, where business segmentation is often by revenue stream (aeronautical, commercial, etc.). This difference reflects BAA's ownership of several major airports rather than a portfolio that is dominated by one major airport. The voluntary additional disclosure that is currently given under UK GAAP in respect of revenue by revenue stream will remain under IFRS, to help provide comparison with this alternative approach.



Transition to IFRS – Overview of Financial Impact

The impact of the adoption of IFRS on the balance sheet at 1 April 2004 and the profit after tax ("net profit") for the six months ended 30 September 2004 is summarised below, followed by a high level explanation of the implications of first time adoption of IFRS ("Transition to IFRS - First Time Adoption") and the changes in accounting policies that give rise to the impacts on the financial statements ("IFRS – Explanation of Impact").

Financial impact of IFRS transition **Reconciliation of net assets at 1 April 2004**	*Ref*	**£ million** *preliminary unaudited*
Net Assets - UK GAAP [1]		**4,974**
Reclassification of minority interest		8
Deemed cost of fixed assets at fair value (IFRS 1)		
Increase in book value of operational land	*a (i)*	771
Provision of comparative financial instrument disclosures (IFRS 1)		
Net impact on presentation and measurement of financial instruments (IAS 32/39)	*b*	16
Employee benefits (IAS 19)		
Minor pension valuation differences	*c*	(8)
Holiday pay accrual	*c*	(5)
Increase in provision for deferred taxation (IAS 12)		
Investment property revaluations	*e*	(590)
Operational land valuation	*e*	(153)
Other items	*e*	(34)
Events after the balance sheet date (IAS 10)		
Reversal of proposed final dividend creditor	*f (i)*	142
Other items (net)		3
Net Assets – IFRS		**5,124**

Ref – relates to the section headed "IFRS – Explanation of Impact"

[1] Restated for the adoption of UITF 38 "Accounting for ESOP Trusts". See BAA's interim statement to 30 September 2004 under UK GAAP for further details.

A reconciliation of net assets at 30 September 2004 can be found on our website at www.baa.com/IFRS.



Financial impact of IFRS transition
Reconciliation of net profit for the six months ended 30 September 2004

	Ref	**£ million** *preliminary unaudited*
Net Profit – UK GAAP		**252**
Net impact on presentation and measurement of financial instruments (IAS 32/39)	*b*	(6)
Movement in holiday pay accrual (IAS 19)	*c*	1
Change in respect of share-based payments (IFRS 2)	*d*	(3)
Deferred taxation impact of above items (IAS 12)	*e*	4
Net Profit – IFRS		**248**

Ref – relates to the section headed "IFRS – Explanation of Impact"

Fair value gains and losses on investment properties will be recorded in the income statement under IFRS, however, since investment properties are currently only subject to a formal valuation annually, there is no impact on the six month results. The frequency of formal valuations may be revisited going forward.

The Group's preliminary restated financial statements for the six months ended 30 September 2004, as set out in this announcement, reflect the Group's accounting policies under IFRS. The additional information accompanying the preliminary restated results at 30 September 2004 (as available on our website at www.baa.com/IFRS) provides a detailed explanation of the Group's accounting policies that have changed, and detailed reconciliations of the relevant income and cash flow statements and balance sheets stated under UK GAAP and IFRS, with an analysis and explanation of all reconciling items. This announcement provides a high level summary of the key adjustments.

Transition to IFRS - First Time Adoption

IFRS 1 - "First-time Adoption of International Financial Reporting Standards" provides the basis upon which companies are to initially convert their financial statements to IFRS. IFRS 1 allows certain exemptions and options in respect of accounting and disclosure on transition to IFRS. BAA intends to take the following approach in respect of the key exemptions:

- property, plant and equipment – the deemed cost on transition of the majority of operational land has been taken as the fair value of that land at 1 April 2004, resulting in an uplift in value of £771 million;
- business combinations – those prior to 1 April 2004 have not been restated onto an IFRS basis, principally due to the immateriality of any potential adjustments;
- financial instruments – comparative disclosures in the 2005/06 Annual Report will be presented in accordance with IAS 32 and 39; and

- IFRS 2 – "Share-based Payments" has only been applied to equity based employee compensation schemes in respect of awards granted after 7 November 2002 and not vested by 1 January 2005.

IFRS – Explanation of Impact

A summary of BAA's key accounting policies that have changed as a consequence of the adoption of IFRS can be found in the additional information accompanying BAA's IFRS restatement on the website at www.baa.com/IFRS. The impact of adoption of these policies and the exemptions under IFRS 1 noted above is discussed below.

a) IFRS 1 – "First-time Adoption of International Financial Reporting Standards"

(i) Operational land

Under IFRS 1, there is the option to measure fixed assets at fair value on transition and to use this value as the deemed cost for future periods. This is a one-off valuation and can be applied to fixed assets on an individual basis.

The majority of BAA's operational non-land fixed assets, which are carried at historical cost under UK GAAP, are continually being updated and replaced through extensive capital replacement and refurbishment programs. In respect of operational land, there is a large disparity in carrying value between land acquired several years ago (in many instances, more than 30 years ago) and land acquired more recently. Amending the carrying value of operational land to fair value on transition will remove this disparity and provide more relevant data for the users of BAA's financial statements.

BAA has, therefore, elected to fair value its operational land portfolio. This excludes the land acquired in 2002 for the construction of Terminal 5, as its carrying value is considered to be at an appropriate value given the recent acquisition and the nature of the transaction. The impact of this transitional exemption under IFRS 1 on the balance sheet at 1 April 2004 is to increase the carrying value of tangible fixed assets by £771 million and increase the deferred income tax liability by £153 million.

The valuation was carried out by Drivers Jonas, chartered surveyors.

(ii) Business combinations

BAA has opted not to restate previous business combinations under IFRS 3. The primary reason for this is that, given the immateriality of existing acquisitions in the opening balance sheet, restatement of these acquisitions under IFRS 3 will not provide any more meaningful information for the users of the accounts.

Under IFRS 3, the net book value of goodwill (£10 million, in relation to the acquisition of Naples Airport in 1997) is "frozen" at 31 March 2004 and is no longer subject to amortisation. Instead, it is subject to an impairment test on an annual basis or more frequently when there is an indication that the carrying value is not recoverable. No impairment was necessary at 1 April 2004 or has been thereafter.



b) IAS 32 and IAS 39 – "Financial Instruments"

Under IFRS, certain of BAA's financial instruments are required to be measured at fair value. Derivatives, which are largely held off-balance sheet under UK GAAP, are also required to be recognised in the balance sheet in full, at fair value. Subject to hedge accounting, any gains or losses in the period arising from the movement in the fair values of derivatives are recognised in the income statement.

Under IFRS 1, BAA has opted to present its comparative data in its 2005/06 Annual Report in accordance with IAS 32 and 39. This gives a more meaningful comparison of the results and financial position in what is a very complex area that differs significantly from UK GAAP in respect of accounting treatment and disclosure. The impact on the transition balance sheet at 1 April 2004 and income statement for the six months to 30 September 2004 in respect of all BAA's financial instruments is summarised as follows:

Impact of IAS 32 and 39 on net assets at 1 April 2004	*Notes (below)*	**£ million asset/(liability)** *preliminary unaudited*
Separation of equity and embedded derivative elements from convertible bonds, net of subsequent accretion to par	*(i)*	54
Recognition of embedded derivative within 2009 £425 million 2.625% convertible bond	*(i)*	(22)
Forward starting interest rate swaps	*(ii)*	(22)
Forward foreign exchange contracts	*(iii)*	(3)
Fair value interest rate hedge	*(iii)*	8
Designated hedged interest rate risk under fair value hedge	*(iii)*	(8)
Reclassification or elimination of deferred gains or losses on financial instruments recognised under UK GAAP	*(iii)*	14
Other items		(5)
Increase in net assets at 1 April 2004		**16**

Impact of IAS 32 and 39 on profit before tax for the six months ended 30 September 2004	*Notes (below)*	**£ million gain/(loss)** *preliminary unaudited*
Separation of equity and embedded derivative element from convertible bonds, net of subsequent accretion to par	*(i)*	(10)
Recognition of embedded derivative within 2009 £425 million 2.625% convertible bond	*(i)*	(5)
Forward starting interest rate swaps	*(ii)*	8
Forward foreign exchange contracts	*(iii)*	1
Electricity supply contracts	*(iii)*	4
Fair value interest rate hedge	*(iii)*	(2)
Designated hedged interest rate risk under fair value hedge	*(iii)*	1
Other gains and losses (net)		(3)
Reduction in profit before tax for six months ended 30 September 2004		**(6)**

(i) Convertible bonds

IAS 32 requires the debt and equity (the option to convert into BAA shares) elements of a convertible bond to be separated and the amount relating to the equity component to be classified within equity. On transition to IFRS an amount of £62 million is consequently reclassified. The 2009 £425 million 2.625% convertible bond also contained (at 1 April 2004) an embedded derivative, whereby a portion of the debt was to be, on conversion, satisfied in cash, the amount of which was linked to the BAA share price at the date of conversion. On inception this feature had a value of £18 million (liability) that is also separated from the debt element of the convertible bonds.

Subsequent measurement of the debt liability requires the carrying amount to be accreted over the expected life of the bond to the principal amount payable on maturity. This accretion is recognised in the income statement and, on transition, £26 million was adjusted in opening retained earnings. Hence an increase in net assets at 1 April 2004 of £32 million was recognised in respect of these three items on transition. Further accretion of £10 million has been recognised in the income statement in the six month period to 30 September 2004 and net assets at that date.

Subsequent measurement of the embedded derivative in the 2009 convertible bond requires movements in the fair value of the instrument to be recorded in the income statement. On transition the embedded derivative had a fair value of £22 million (liability) resulting in a loss of £4 million being recognised in opening retained earnings. A further fair value loss of £5 million was recognised in the income statement in the six month period to 30 September 2004. This feature of the convertible bond was amended following the AGM in July 2004 and the value of the embedded derivative was transferred to equity, the bondholders now only having the option to convert into equity. Consequently, the embedded derivative no longer exists.

(ii) Interest rate derivatives - forward starting swaps

Where possible, BAA will seek to apply hedge accounting to interest rate derivatives. However, due to the strict definitions surrounding hedge accounting within IAS 39, even where a derivative transaction is viable from an economic, risk and commercial perspective, it may not meet the hedge accounting criteria set down under IAS 39. For example, it has not been possible for BAA to achieve hedge accounting for its portfolio of forward starting interest rate swaps. These swaps are hedging Sterling interest rates on forecast debt issuances.

BAA's policy towards the raising of funds is based on maintaining maximum financial market flexibility whilst reducing market related risks. Consequently the debt raised may not be Sterling debt. Conditions within the bond markets at the time of issue will determine the underlying currency of the debt issue. If non-Sterling debt is issued, BAA would cover the resulting currency exposure by taking out a cross currency swap, which effectively converts the non-Sterling debt into a Sterling debt with Sterling interest. Hence, whether Sterling or non-Sterling debt is issued, BAA will be exposed to Sterling interest rate risk against which the Sterling forward starting interest rate swaps will be an effective economic hedge.

IAS 39, however, does not permit this type of hedge relationship to achieve hedge accounting prior to the issue of the debt. There will, therefore, be significant volatility reported in the statutory accounts during the period prior to the issue of the debt, despite the hedge relationship being economically effective and a significant risk mitigator. However, the Board of BAA strongly believes that the Company's treasury policy must look to the commercial, economic and risk mitigation intent of transactions rather than be driven by accounting rules.

The fair value of these forward starting interest rate swaps is recognised in the balance sheet under IAS 39. On transition the Group had forward starting interest rate swaps covering more than £2 billion of future debt issuance. The fair value of these swaps, on 1 April 2004, amounted to a liability of £22 million (this was previously only disclosed, under UK GAAP, in the notes to the accounts). The impact of not being able to achieve hedge accounting for this portfolio of swaps is that fair value gains and losses arising on the swaps go through the income statement. The gain in the period to 30 September 2004 is £8 million. However, this is the net result of a gain in the three months ended 30 June 2004 of £46 million and a loss of £38 million in the following three months, illustrating the significant volatility that can arise on these arrangements.

(iii) Other derivative financial instruments

BAA's other derivative financial instruments include a small portfolio (£3 million liability at 1 April 2004 and a £1 million gain during the six months to 30 September 2004) of forward foreign exchange contracts for £100 million of foreign currency payments, mainly for capital expenditure. Hedge accounting has not been sought for this low value portfolio due to the disproportionate cost of implementing the systems and procedures required to achieve hedge accounting. Other derivative financial instruments also include electricity supply contracts (£nil fair value at 1 April 2004 and a £4 million gain during the six months to 30 September 2004) through which BAA locks into fixed prices for the base load at our South-East airports, to comply with

treasury policy which requires at least 70% of the price of the base load to be fixed. Hedge accounting has not been sought for this low value portfolio for the same reasons as mentioned above in respect of forward foreign exchange contracts. These instruments also included, at 1 April 2004, fixed to floating interest rate swaps, which have been designated as fair value hedges, against £200 million of existing debt. Hedge accounting has been achieved for these swaps, permitting the fair value of the hedged risk (the underlying bond) to offset the movement in the fair value of the hedging instrument.

Under UK GAAP, derivatives are predominantly recorded off balance sheet. However, in certain circumstances (for example where derivatives are cancelled), gains and losses have been deferred under UK GAAP. The treatment under IFRS of these net gains of £14 million at 1 April 2004 under IFRS has resulted in elimination of some of these (since they do not meet the hedging criteria under IAS 39) and reclassification of others into equity, where they do meet the criteria.

c) IAS 19 – "Employee Benefits"

In respect of pensions, BAA's policy under UK GAAP (in accordance with FRS 17) is to recognise immediately, in full, actuarial gains and losses in the Statement of Total Recognised Gains and Losses. BAA will continue to adopt this policy under IFRS by early adoption (subject to it's endorsement by the European Commission) of the amendment to IAS 19 issued by the IASB on 16 December 2004, which allows for actuarial gains and losses to be accounted for through a Statement of Recognised Income and Expense.

IAS 19 takes a similar valuation approach to FRS 17 and there are only minor valuation differences, which reduce net assets by £8 million (due to valuing assets at bid rather than mid price at the balance sheet date). Other finance income (£6 million for the six months ended 30 September 2004) has been reclassified to staff costs within operating profit under IAS 19, having previously been included alongside interest payable under UK GAAP. Finally, the deferred tax asset associated with the retirement obligations, which is netted off these balances under UK GAAP, has been reclassified within the overall deferred income tax liability.

As a result of further guidance in IAS 19, a £5 million increase in the Group's holiday pay accrual has been reflected on transition.

d) IFRS 2 – "Share-based Payments"

BAA operates a number of share-based incentive schemes. Under UK GAAP the expense is based on the intrinsic value of the award (the difference between the exercise price and the market price at the date of the award). Since SAYE schemes are exempt from the UK accounting rules, this has meant that the amount of expense recognised in the past has been immaterial. Under IFRS, an expense is recognised for all awards under share-based incentive schemes, based on the fair value at the date of grant, calculated using a valuation model.

The fair value of awards post 7 November 2002 (in accordance with the transitional provisions of IFRS 2) under the BAA Executive Share Option Scheme (ESOS), the BAA Share Save Scheme (SAYE) and the BAA Deferred Annual Bonus Plan (DAB) has been calculated using a Black-Scholes valuation model. Awards under the ESOS ended in November 2003 and were replaced by the BAA Performance Share Plan (PSP). The first award under the PSP was August 2004 and this award has been fair valued using a tailored pricing model, applying a valuation approach that is similar to the Monte Carlo approach.

The fair values are calculated on the date of grant of the awards and the total fair value is charged to income over the relevant vesting periods, adjusted to reflect expected levels of lapses and, in the case of the ESOS schemes, expected achievement of vesting conditions.

The charge to income for the six month period ended 30 September 2004 is £3 million. There is no impact of this charge on net assets since the credit is reflected in equity. It is expected that the ongoing annual charge for the SAYE, DAB and PSP, once the income statement is impacted by a full complement of awards (expected to be in three years time), will be approximately £15 million.

e) IAS 12 – "Income Taxes"

IAS 12 requires full provision for all taxable temporary differences. A temporary difference arises where there is a difference between the carrying amount of an asset or liability and its tax value. A temporary difference is taxable if it will result in taxable amounts in the future, when the carrying amount of the asset is recovered or the liability is settled.

This is a different approach to UK GAAP and results in an increase in deferred tax liabilities of £777 million, on transition, of which £590 million relates to deferred tax on prior period investment property revaluation surpluses, £153 million relating to the surplus arising on the operational land revaluation on transition to IFRS and a £34 million liability, being the deferred tax impacts of the numerous other items arising on transition to IFRS.

f) Other Impacts

(i) In accordance with IAS 10 - "Events After the Balance Sheet Date", proposed dividends can no longer be accrued at the balance sheet date, if they have not, at that date, been approved. BAA's final dividend at 31 March 2004 was £142 million but it was not approved by shareholders until the AGM in July 2004. In addition, the interim dividend (£73 million), which is not approved by the directors until after the half year end, can no longer be accrued at 30 September;

(ii) In accordance with IAS 38 - "Intangible Assets", assets of £84 million have been reclassified to intangible assets in the opening balance sheet. The majority of these assets are internally developed software costs;

(iii) In accordance with IAS 40 - "Investment Property", the definition and valuation methodology applied to investment properties is not significantly different to that adopted under UK GAAP. However, certain assets, which were not revalued at 31 March 2004, since they were in the course of development, have been subject to revaluation under IAS 40 resulting in an uplift of £28 million.

The main difference between IAS 40 and UK GAAP is that revaluation gains and losses are reflected in the income statement rather than the revaluation reserve. This will undoubtedly lead to volatility in BAA's statutory accounts; and

(iv) The carrying value of BAA's investment in its associates and joint ventures is reduced by £28 million at 1 April 2004, primarily due to the increase in Australia Pacific Airports Corporation's deferred income tax liability under IFRS. The results and net assets of our joint ventures and associates reflect preliminary IFRS figures provided by those entities, where the impact of their IFRS transition is subject to finalisation with their local Boards and auditors.

BAA's share of its associates and joint ventures is equity accounted. Under IFRS this means that the Group's share of the associates and joint ventures profit after tax is recognised as a single line in the income statement. Under UK GAAP this is separately presented as a share of operating profit, a share of net interest and a share of taxation.

BAA plc PRELIMINARY UNAUDITED RESTATED RESULTS FOR SIX MONTHS ENDED 30 SEPTEMBER 2004

Preliminary restated consolidated income statement for the six months ended 30 September 2004

	Six months ended 30 September 2004	Six months ended 30 September 2004	Six months ended 30 September 2004
	Before fair value gains and losses	Fair value gains and losses	Total
	£m (unaudited)	£m (unaudited)	£m (unaudited)
Continuing operations			
Revenue	**1,128**	-	**1,128**
Fair value gains on investment properties	-	-	-
Fair value gains on derivative financial instruments	-	5	5
Other operating costs	(733)	-	(733)
Share of profit of associates and joint ventures	2	-	2
Operating profit	**397**	**5**	**402**
Finance income	21	-	21
Finance cost	(70)	-	(70)
Fair value gains on derivative financial instruments	-	-	-
Profit before tax	**348**	**5**	**353**
Income tax expense	(103)	(2)	(105)
Profit for the period from continuing operations	**245**	**3**	**248**
Attributable to:			
Equity holders of the parent	244	3	247
Minority interest	1	-	1
	245	**3**	**248**

Preliminary consolidated statement of recognised income and expense for the six months ended 30 September 2004

	Six months ended 30 September 2004
	£m (unaudited)
Available for sale investments:	
Gains taken to equity	1
Cash flow hedges:	
Gains/(losses) taken to equity	-
Transferred to profit or loss for the period	-
Net investment hedge:	
Gains taken to equity	-
Actuarial gains recognised	26
Currency translation differences on foreign operations	1
Tax on items taken directly to or transferred from equity	(8)
Net income recognised directly in equity	20
Profit for the period	248
Total recognised income and expense for the period	**268**
Attributable to:	
Equity holders of the parent	267
Minority interest	1
	268



Preliminary restated consolidated balance sheet as at 30 September 2004

	30 September 2004	1 April 2004
	£m (unaudited)	£m (unaudited)
ASSETS		
Non-current assets		
Property, plant and equipment	7,313	6,768
Investment property	3,089	3,031
Intangible assets	88	94
Investment in associates	21	24
Investment in joint ventures	29	28
Available-for-sale financial assets	81	79
Derivative financial instruments	7	6
Trade and other receivables	15	19
	10,643	10,049
Current assets		
Inventories	53	23
Trade and other receivables	254	236
Derivative financial instruments	9	6
Held-for-trading financial assets	-	10
Held-to-maturity financial assets	238	178
Cash and short-term deposits	821	702
	1,375	1,155
Total assets	**12,018**	**11,204**
LIABILITIES		
Non-current liabilities		
Borrowings	(4,054)	(3,511)
Derivative financial instruments	(23)	(47)
Deferred income tax liabilities	(1,403)	(1,353)
Retirement benefit obligations	(154)	(167)
Provisions	(112)	(117)
Trade and other payables	(23)	(25)
	(5,769)	(5,220)
Current liabilities		
Trade and other payables	(624)	(594)
Current income tax liabilities	(123)	(104)
Borrowings	(171)	(109)
Derivative financial instruments	(1)	(4)
Provisions	(39)	(49)
	(958)	(860)
Total liabilities	**(6,727)**	**(6,080)**
Net assets	**5,291**	**5,124**
EQUITY		
Capital and reserves		
Ordinary shares	1,071	1,071
Share premium	213	213
Own shares held	(36)	(48)
Fair value and other reserves	480	456
Retained earnings	3,554	3,424
Equity attributable to equity holders of the parent	**5,282**	**5,116**
Minority interest	9	8
Total equity	**5,291**	**5,124**



Preliminary restated consolidated cash flow statement for the six months ended 30 September 2004

	6 months Ended 30 September 2004
	£m (unaudited)
Operating activities	
Net profit before tax	353
Adjustments for:	
Finance income	(21)
Finance cost	70
Fair value gains on derivative financial instruments	(5)
Depreciation	130
Amortisation	9
Profit on disposal of property, plant & equipment	-
Fair value gains on investment property	-
Share-based payment charge	3
Share of profit of associates and joint ventures	(2)
Increase in trade and other receivables	(16)
Increase in inventories	(30)
Increase in trade and other payables	26
Decrease in provisions	-
Increase in retirement benefit obligations	13
Cash generated from operations	**530**
Dividends received	-
Interest paid	(93)
Interest received	25
Tax paid	(43)
Net cash from operating activities	**419**
Purchase of intangible fixed assets	(4)
Purchase of property, plant & equipment	(708)
Purchase of investment property	(5)
Sale of held-for-trading financial assets	10
Purchase of held-to-maturity financial assets	(710)
Proceeds of held-to-maturity financial assets on maturity	650
Cash placed on deposits over 3 months	(167)
Cash returned from deposits over 3 months	192
Net cash placed on short-term deposit	(295)
Loan repayments received from related parties	7
Loan payments made to related parties	(4)
Proceeds from sale of property, plant & equipment	-
Proceeds from sale of investment properties	1
Net cash used in investing activities	**(1,033)**
Proceeds from issue of ordinary shares	-
Proceeds from borrowings	613
Repayments of borrowings	(18)
Proceeds from sale of own shares	10
Dividends paid to shareholders	(142)
Dividends paid to minority interest	-
Net cash from financing activities	**463**
Net decrease in cash and cash equivalents	**(151)**
Cash and cash equivalents at beginning of year	510
Exchange gains/(losses) on cash and cash equivalents	-
Cash and cash equivalents at end of the period	**359**

Disclaimer

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that may cause forward looking statements to differ materially from actual results include, among other things, regulatory and economic factors. BAA assumes no responsibility to update any of the forward looking statements contained herein.

All numbers included in this announcement are unaudited. They are subject to change and should not be considered definitive.